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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-36356

Nord Anglia Education, Inc.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant's name into English)

Level 12, St. George's Building
2 Ice House Street
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Explanatory Note

        In preparing our financial statements for the six months ended February 28, 2015, we changed our accounting policy for expenses in respect of premium school land and building operating leases and depreciation charges arising from tangible assets owned by premium schools. These expenses are now treated as a direct cost and are included in cost of sales. Previously, such expenses were recognized as part of selling, general and administrative expenses. We consider this new policy to be more in line with market practice. This change does not affect revenue, operating profit, profit for the period, earnings per share, Adjusted EBITDA, Adjusted Net Income or Adjusted Earnings per Share and does not affect the financial covenants under our senior secured term loan facility.

        On March 2, 2015, we completed the acquisition of a 90% interest in The British International Schools Group in Vietnam ("BIS Vietnam"). Under IFRS 10 Consolidated Financial Statements, we gained control of BIS Vietnam from January 1, 2015 and consolidated BIS Vietnam's results from the same date.

        On April 16, 2015, we furnished a report on Form 6-K to the SEC that included our consolidated interim financial information for the three and six months ended February 28, 2015 and 2014. The consolidated financial information was prepared in accordance with International Financial Reporting Standards as issued by the IASB but was not intended to comply with IAS 34 as issued by the International Accounting Standards Board and therefore did not include explanatory notes.

        On April 24, 2015, we entered into a definitive agreement to acquire a portfolio of six schools from Meritas, LLC and certain affiliates (the "Meritas Schools").

        We are furnishing this report to provide the following:

        (a) Our audited consolidated financial statements as of August 31, 2014 and 2013 and for the three years ended August 31, 2014 retrospectively adjusted to reflect the change in accounting policy described above are furnished as Exhibit 99.1 to this report.

        (b) Our unaudited consolidated financial statements as of February 28, 2015 and for the six months ended February 28, 2015 and 2014, including explanatory notes, are furnished as Exhibit 99.2 to this report.

        (c) Management's discussion and analysis of financial condition and results of operations for the six months ended February 28, 2015 and 2014 and the three years ended August 31, 2014 retrospectively adjusted to reflect the change in accounting policy described above is furnished as Exhibit 99.3 to this report.

        (d) The audited financial statements of BIS Vietnam, on a combined basis, as of and for the year ended June 30, 2014 and unaudited financial statements of BIS Vietnam, on a combined basis, as of December 31, 2014 and for the six month periods ended December 31, 2014 and 2013 are furnished as Exhibit 99.4 to this report.

        (e) The audited financial statements of the Meritas Schools, on a combined basis, as of and for the years ended June 30, 2014 and 2013 and unaudited financial statements of the Meritas Schools, on a combined basis, as of March 31, 2015 and for the three- and nine-month periods ended March 31, 2015 and 2014 are furnished as Exhibit 99.5 to this report.

        (f) The unaudited pro forma condensed combined financial information of Nord Anglia Education, Inc. as of February 28, 2015 and for the year ended August 31, 2014 and for the six months ended February 28, 2015 and 2014 giving effect to the acquisition of BIS Vietnam, the expected acquisition of the Meritas Schools and the related financings are furnished as Exhibit 99.6 to this report.

 Special Note Regarding Forward-Looking Statements

        This report on Form 6-K, including Exhibits 99.3 and 99.6 hereto, contains statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act. These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms "believe," "assume," "expect," "may," "will," "should," "seek," "project," "approximately," "intend," "plan," "estimate" or "anticipate," or, in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report on Form 6-K and Exhibits 99.3 and 99.6 hereto and include statements regarding our intentions, beliefs or current expectations concerning among other things, our results of operations, financial condition, acquisitions, liquidity, prospects, growth, strategies and the industry in which we operate.

        By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those under "Risk Factors" in our most recent annual report on Form 20-F filed with the SEC. These statements include, among other things, statements relating to:

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  our future market opportunities;

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  our goals and strategies;

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  our competitive strengths;

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  our future results of operations and financial condition;

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  our future business developments; and

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  our acquisition and expansion strategy.

        Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

        Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this report speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nord Anglia Education, Inc.
	By:	/s/ Graeme Halder
	Name:	Graeme Halder
	Title:	Director and Chief Financial Officer
Date: May 29, 2015

 Exhibit Index

Exhibit Number	Description
99.1	Audited consolidated financial statements of Nord Anglia Education, Inc. as of August 31, 2014 and 2013 and for the three years ended August 31, 2014.
99.2	Unaudited consolidated financial statements of Nord Anglia Education, Inc. as of February 28, 2015 and for the six months ended February 28, 2015 and 2014.
99.3	Management's discussion and analysis of financial condition and results of operations.
99.4	Audited financial statements of BIS Vietnam, on a combined basis, as of and for the year ended June 30, 2014 and unaudited financial statements of BIS Vietnam, on a combined basis, as of December 31, 2014 and for the six month periods ended December 31, 2014 and 2013.
99.5	Audited financial statements of the Meritas Schools, on a combined basis, as of and for the years ended June 30, 2014 and 2013 and unaudited financial statements of the Meritas Schools, on a combined basis, as of March 31, 2015 and for the three- and nine-month periods ended March 31, 2015 and 2014.
99.6	Unaudited pro forma condensed combined financial information of Nord Anglia Education, Inc. as of February 28, 2015 and for the year ended August 31, 2014 and for the six months ended February 28, 2015 and 2014.

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Explanatory Note
Special Note Regarding Forward-Looking Statements
SIGNATURES
Exhibit Index